SEC 1344
(2-2002)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One): [X]  Form 10-K  Form 20-F  Form 11-K  Form 10-Q
 Form N-SAR
For Period Ended: March 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________________
PART I -- REGISTRANT INFORMATION
Federal Security Protection Services, Inc.
Full Name of Registrant
___________________________________________________________________________
Former Name if Applicable
1616 Warren Ave, Suite 34
 Address of Principal Executive Office (Street and Number)
Cheyenne, WY 82003
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

While the 10K document in question was ready for filing on the afternoon of June 1st, 2002, I (Daniel Thornton) was unable to file it electronically because of unusual circumstances that relate to both technical issues which could not be resolved quickly, and the fact that I am the only one available to facilitate such filings. It is still uncertain as to the exact problem that prevents this filing to be facilitated, but to the best of my knowledge, we may be required to purchase an older version of a word processor, which the company is unable to provide in a manner that would have allowed me to file the 10K in question on time. Additionally, this may or may not solve the problem since I was able to facilitate other filings previously with the same version of Microsoft Word.

I have been in contact with "filer's support" and they have provided suggestions that also require time to try or implement. The technical support person thought the most likely solution was to turn off the "Auto Format" and/or auto correct portion of the software. It is possible to correct this problem manually, by re-typing the entire document, which we considered was unreasonably burdensome considering the size and financial capability of the company.

I therefor respectfully request that additional time be granted in order to obtain the proper resources to either fix this problem, or to allow the company the time necessary to seek or hire persons who are considered experts in the EDGARization of documents, who may be able to file them on our behalf without having to resolve the issues that may be preventing us from filing on time.


PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Daniel Thornton
(Name)
303
(Area Code)
433-0136
(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s). [X]Yes  No
_______________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X]No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Federal Security Protection Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by
the undersigned hereunto duly authorized.
Date June 1, 2002
By /s/ Daniel W. Thornton
Daniel W. Thornton, Director

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in Filing date pursuant to Rule 13(b) of Regulation S-T (?232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 02/11/2002